Exhibit 99.1

IAMGOLD renews preliminary base shelf prospectus

TORONTO, March 14, 2018 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced it has filed a preliminary short form base shelf prospectus with the securities regulators in each province and territory of Canada, except for the Province of Quebec, and a corresponding registration statement with the United States Securities and Exchange Commission. These filings, when made final or effective, will allow the Company to make offerings of common shares, first preference shares, second preference shares, debt securities, warrants, subscription receipts or any combination thereof of up to US $1 billion during the next 25 months in the United States and Canada, except for the Province of Quebec. The net proceeds from any such offerings may be used by the Company to fund on-going operations and/or capital requirements, reduce the level of indebtedness outstanding from time to time, fund capital programs, fund potential future acquisitions and for general corporate purposes. The Company filed this new preliminary base shelf prospectus with a view to maintaining financial flexibility but has no immediate intention to undertake an offering.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (416) 388-6883

Laura Young, Director Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

IAMGOLD Corporation  Toll-free: 1 888 464-9999  info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.

SOURCE IAMGOLD Corporation

View original content: http://www.newswire.ca/en/releases/archive/March2018/15/c6829.html

%CIK: 0001203464

CO: IAMGOLD Corporation

CNW 18:10e 14-MAR-18